Filed by FloridaFirst Bancorp, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                 Commission File No.: 000-32139
                                    Subject Company: FloridaFirst Bancorp, Inc.
--------------------------------------------------------------------------------
Oct. 3, 2002
FOR IMMEDIATE RELEASE

Contacts:
ANALYSTS
Tom A. Nicholson           Scott Reed
Senior Vice President      Senior Executive Vice President
Investor Relations         Chief Financial Officer
(336) 733-3058             (336) 733-3088

MEDIA
Bob Denham                 Burney Warren                 Kerry P. Charlet
Senior Vice President      Executive Vice President      Chief Financial Officer
Public Relations           Mergers and Acquisitions      FloridaFirst Bancorp
(336) 733-1002             (252) 321-3347                (863) 688-6811

BB&T to acquire FloridaFirst Bancorp of Lakeland, Fla.

     WINSTON-SALEM, N.C. - Building on its new presence in Florida, BB&T Corporation (NYSE: BBT) today said it plans to buy Lakeland-based FloridaFirst Bancorp Inc. (NASDAQ: FFBK) in a $134.8 million transaction.

     FloridaFirst Bancorp is the parent company of FloridaFirst Bank, an $812 million thrift with 18 full- service offices in Polk, Manatee, Highlands and Sumter counties in central Florida and along the west central coast.

     FloridaFirst shareholders may elect one of the following three options for the exchange of their shares:

         1.) .66 of a share of BB&T stock; or
         2.) .363 of a share of BB&T stock plus $11.25 in cash; or 3.) $25 in cash. This option is subject to a maximum aggregate cash amount in the overall transaction equal to $11.25 per share multiplied by the shares outstanding as of the closing date. If this maximum cash amount would be exceeded, some portion of the cash would be converted to stock, which could result in a per share value of less than $25.

     The transaction, approved by the directors of both companies, is valued at $23.85 per FloridaFirst share based upon the cash/stock election (option No. 2 above) and BB&T's closing price Wednesday of $34.70.

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     "We're  committed  to building a strong  presence  in  Florida,  one of the nation's fastest growing and most economically attractive states," said BB&T Chairman and Chief Executive Officer John Allison. "This acquisition pushes us closer to that goal by providing entry into the robust Bradenton, Winter Haven and Lakeland markets.

     "FloridaFirst Bank is a community financial institution that focuses on excellent credit quality and client service, and has a very visible presence in the markets it serves."

     Florida was one of the three fastest growing states in the nation from 1990 to 2000. More jobs were created in Florida in 2001 than any other state in the nation. In 2000, the state ranked first in the Southeast and fourth in the nation in total personal income.

     The announcement comes nearly three weeks after BB&T completed its acquisition of Tallahassee, Fla.-based Regional Financial Corporation, parent company of real estate lender First South Bank. The First South acquisition, BB&T's first in Florida, established a foothold in Tallahassee and the Florida Panhandle, Jacksonville, and along the Gulf Coast from Beverly Hills to Naples.

     The FloridaFirst acquisition would expand that presence into central Florida's "High Tech Corridor" along Interstate 4 in Polk County. FloridaFirst operates offices in Avon Park, Bradenton, Lakeland, Sebring, Wildwood and Winter Haven. It holds the No. 4 deposit market share in its four-county area.

     FloridaFirst customers in those markets will be introduced to BB&T's strong branch-based sales culture and its broad product and services line, including insurance, mutual funds, trust, online banking, annuities, investment banking, retail brokerage, treasury services, leasing and international banking.

     "For some time now, we've had a clear-cut goal of becoming the leading community bank in central Florida," said Gregory C. Wilkes, president and chief executive officer of FloridaFirst Bancorp. "One of the great things about this merger is that BB&T's unique community banking structure will give us the autonomy to continue toward that goal by serving our clients in the same attentive manner they've grown accustomed to.

     "The fact that BB&T is known throughout the industry for its highly client-focused approach to doing business makes this an even better fit."

     FloridaFirst branches will become part of BB&T's Florida banking operations. BB&T divides its 11-state banking network into autonomous regions which operate like community banks. Nearly all decisions are made locally, close to the customer.

     BB&T also will create an area advisory board for central Florida. FloridaFirst board members will be asked to serve on the new BB&T board.

     The merger, which is subject to regulatory and FloridaFirst shareholder approval, is expected to be completed in the first quarter of 2003.


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     BB&T on Sept. 27 said it would acquire Equitable Bank of Wheaton, Md., in a
$52.6   million  stock  swap.   On  Tuesday,   it  announced   plans  to  buy  a
Tallahassee-based insurance agency.

     Winston-Salem-based BB&T Corporation operates more than 1,100 banking offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Florida, Alabama, Indiana and Washington, D.C.

     With $76.3 billion in assets as of June 30, BB&T Corp. is the nation's 14th largest financial holding company. Barron's, a Dow Jones weekly, ranks BB&T as the second highest performing financial institution in the country. More information is available at www.BBandT.com.

                                        #

     This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

     Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

     BB&T's news releases are available at no charge through PR Newswire's Company News On-Call facsimile service. For a menu of BB&T's news releases or to retrieve a specific release call 1-800-758-5804, extension 809325.

     The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of FloridaFirst Bancorp, on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated Oct. 2, 2002, between BB&T and FloridaFirst. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

     Shareholders of FloridaFirst and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, FloridaFirst, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters.

     After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from BB&T and FloridaFirst as follows:

     Alan W. Greer, Shareholder Reporting, BB&T Corporation, P.O. Box 1290, Winston-Salem, NC, 27102. Telephone: (336) 733-3021.

     Kerry P. Charlet, CFO and head of Investor Relations, FloridaFirst Bancorp, 205 E. Orange St., Lakeland, FL 33801. Telephone: (863) 688-6811.

     In addition to the proposed registration statement and proxy statement/prospectus, BB&T and FloridaFirst file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T and FloridaFirst filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.